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                                                                    EXHIBIT 99.2

                    MINUTES OF EXECUTIVE COMMITTEE MEETING
                               OCTOBER 10, 1997


Mr. Timothy Duoos called the meeting to order at approximately 1:30 P.M. C.D.T.. The meeting of the Executive Committee was held via telephone with Directors Duoos and Burwell present.

Mr. Duoos explained the current negotiations with Citicorp Resources Finance to refinance the company's forklifts. Citicorp is requiring a limited one-year guarantee from Mr. Duoos to provide a financing package. Mr Duoos is willing to guarantee the debt and American National Bank has also approved of the guarantee.

As a consideration for the guaranty, Mr. Burwell suggested that Mr. Duoos be allocated 60,000 options to purchase Sunbelt Nursery Group stock at the trading price of the Company's stock as of the guarantee date.

After discussing the terms further, Mr. Duoos agreed that these terms were reasonable and it was therefor;

RESOLVED, that Mr. Duoos would agree to guarantee the debt in exchange for options to purchase 60,000 shares of Sunbelt Nursery Group, Inc. (SBN) common stock at the trading price at close of business the day before the effective date of the guarantee.

There being no further business the Executive Committee meeting was adjourned at approximately 1:45 P.M. C.D.T..


/s/ Timothy R. Duoos
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Timothy R. Duoos